Exhibit (d)(1)(a)

LETTER AGREEMENT

August 27, 2013

Russell Investment Management Company

1301 Second Avenue

18th Floor

Seattle, WA 98101

Re:     Advisory Agreement - Section 6.A Compensation of the Manager

This Letter Agreement amends the Advisory Agreement between Russell Investment Funds (“RIF”) and Russell Investment Management Company (“RIMCo”) dated January 1, 2008 (the “Agreement”). In order to consolidate prior amendments to Section 6.A. of the Agreement, RIF and RIMCo desire to amend and restate Section 6.A of the Agreement as follows:

6. Compensation of the Manager.

A.	The Manager shall receive from each of the following Sub-Trusts an annual management fee, accrued daily at the rate of 1/365th of the applicable management fee and payable following the last day of each month. The annual management fee, including the fee payable to the Money Managers (for each respective Sub-Trust), shall be computed based on the following annual percentage of each Sub-Trust’s average daily net assets during the month:

Fund	Fee
Multi-Style Equity	0.73%
Aggressive Equity	0.90%
Non-U.S.	0.90%
Core Bond	0.55%
Global Real Estate Securities	0.80%
Conservative Strategy	0.20%
Moderate Strategy	0.20%
Balanced Strategy	0.20%
Growth Strategy	0.20%
Equity Growth Strategy	0.20%

From this management fee, the Manager, acting as a fiduciary of the Trust, shall compensate the Money Managers.

If this agreement is acceptable to you, please sign below to indicate your acceptance and agreement.

Sincerely,

RUSSELL INVESTMENT FUNDS

By:	/s/ Mark E. Swanson
Mark E. Swanson
Treasurer and Chief Accounting Officer

Accepted and Agreed:

RUSSELL INVESTMENT MANAGEMENT COMPANY

By:	/s/ Peter Gunning
Peter Gunning
President

FRANK RUSSELL COMPANY

By:	/s/ Len Brennan
Len Brennan
Chief Executive Officer